Exhibit 99.1

ANNOUNCEMENT TO THE MARKET

Institutional Presentation – 1st quarter of 2017

Itaú Unibanco discloses to the market participants and regulators its institutional presentation, attached herein, containing results and information of the 1st quarter of 2017, as well as prior period information and comparative information.

The document will be used in meetings with the market and will also be available on the Company’s investor relations website (www.itau.com.br/investor.relations).

The information and forecasts presented involve risks, uncertainties and assumptions that may be beyond our control.

The public release of this information provides the market with democratic and equitable access, underscoring our commitment to the transparency of our announcements.

São Paulo, May 3, 2017.

MARCELO KOPEL

Investor Relations Officer

1Q17 Institutional Informations

This presentation contains forward - looking statements regarding Itaú Unibanco Holding, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies . Although these forward - looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein . These statements are not guarantees of future performance .. These risks and uncertainties include, but are not limited to our ability to realize the amount of the projected synergies and the timetable projected, as well as economic, competitive, governmental and technological factors affecting Itaú Unibanco Holding’s operations, markets, products and prices, and other factors detailed in Itaú Unibanco Holding’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward - looking statements contained herein . Itaú Unibanco Holding undertakes in duty to update any of the projections contained herein . This presentation contains managerial numbers that may be different from those presented in our financial statements . The calculation methodology for those managerial numbers is presented in Itaú Unibanco Holding’s quarterly earnings report . To obtain further information on factors that may give rise to results different from those forecast by Itaú Unibanco Holding, please consult the reports filed with the Brazilian Securities and Exchange Commission ( Comissão de Valores Mobiliários - CVM) and with the U . S . Securities and Exchange Commission (SEC), including Itaú Unibanco Holding’s most recent Annual Report on Form 20 F . 1Q17 page 3 Pro Forma Information The merger between Itaú Chile and CorpBanca was concluded on April , 1 st 2016. As from the second quarter of 2016, Itaú CorpBanca , the company resulting from this merger, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, we are presenting historical pro forma data, that is, the combined result of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016, in the Management Discussion & Analysis report and in this presentation. The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile. As the data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company.

Agenda As of May 03, 2017 1. Our Profile 2. Corporate Governance 3. Business Overview 4. Financial Highlights 5. Information Technology 6. Itaú Unibanco in Capital Markets 7. Sustainability

Our Profile 1

page 6 Our Vision Vision: To be the leading bank in sustainable performance and custome r satisfaction • Implement a customer satisfaction - oriented culture, that is business - driven, through a simplified operational structure • Maximize shareholder returns , aiming at firm - wide growth • We aspire to be the preferred bank for top talents at every level • Attract and retain committed professionals with high ethical standards and strong organizational pride • Shared leadership, conquered through talent and commitment to excellence, focused on meritocracy • Create an atmosphere that inspires creativity, entrepreneurialism and the exchange of ideas • Pursue a cutting - edge technology , striving to best serve our client needs, ultimately creating value • Uphold the highest ethical standards in the relationship with clients, employees, regulators, society and the markets page 7 Our Way 1. It’s only good for us if it’s good for the client We are people providing service to people, with passion and excellence. We work with the client and for the client – because they are the main reason behind why we do what we do. 2. We’re passionate about performance Generating sustainable results is in our DNA. The continuous challenge of seeking leadership in performance has brought us to where we are – and will continue guiding our company towards our objectives . 3. People mean everything to us Everything we do is carried out by people. Talented people who enjoy working in a collaborative atmosphere, based on meritocracy and high performance . 4. The best argument is the one that matters We encourage a challenging work environment, which is open to questioning and constructive discussion . For us, the hierarchy which counts is the hierarchy of the best idea . 5. Simple .. Always We believe that simplicity is the best path to efficiency . That’s why we strive not to mistake depth for complexity, and simplicity for simplism . 6. We think and act like owners We always think like business owners, leading by example and putting collective objectives before personal ambition . 7. Ethics are non - negotiable We do what is right, without using shortcuts or devious ways to do business. We exercise leadership in a transparent and responsible way, fully committed to society and the best governance and management practices.

Itaú Unibanco at a Glance

Leading position in Brazil through key competitive strengths

- US$ 78.8 billion market cap [(1)]
- 94,955 employees in Brazil and abroad
- 5,005 branches and CSBs in Brazil and abroad
- 46,407 ATMs in Brazil and abroad
- Brazilian multinational bank
- Major provider of finance for the expansion of Brazilian companies
- Among the best talent pool in the Brazilian financial system
- For the 13th consecutive time Itaú Unibanco was elected by the Interbrand consultancy the most valuable brand in Brazil (R$ 26,6 billion in 2016)

Global Footprint of Brazil's Top Private Sector Bank | as of March 31, 2017



(1) As of March 31 2017. Source: Bloomberg.

Financial Highlights and Ratios

As of and for the quarter ended March 2017

Highlights

Total Assets	BRL 1,413.3 Bln
Total Loans [(1)]	BRL 550.3 Bln
Stockholders' Equity	BRL 114.9 Bln
Recurring Net Income 2016 [(2)]	BRL 22.1 Bln
Recurring Net Income 1Q17 [(3)]	BRL 6.2 Bln
Long Term Foreign Currency (Itaú Unibanco Holding)	Moody's: Ba3 Fitch: BB+

Financial Ratios

Recurring ROE 2016 [(4)]	20.3%
Recurring ROE 1Q17 [(5)]	22.0%
Efficiency Ratio 4Q16 [(6)]	45.2%
Efficiency Ratio 1Q17 [(6)]	44.1%
BIS III CET I Ratio [(7)]	15.4%

(1) Includes endorsements and sureties.
(2) Represents Net Income adjusted for certain non recurring events described, please refer to Historical Series Spreadsheet.
(3) Represents Net Income adjusted for certain non recurring events described in the 1Q17 MD&A – Executive Summary.
(4) Calculated using Recurring Net Income / Average Equity. For annualized calculation method, please refer to Historical Series Spreadsheet.
(5) Calculated using Recurring Net Income / Average Equity. For annualized calculation method, please refer to the 1Q17 MD&A – Executive Summary.
(6) See "Efficiency Ratio" slides for criteria.
(7) This ratio is our current number which considers the phase in regulation. See "Capital Ratios" slide for more details.

Itaú Unibanco Holding S.A.

page 8

page 9 Itaú Unibanco Global Footprint Itaú Unibanco has an important presence in key financial centers supported by a unique recognition and reputation W e want to be recognized as: The bank expert in Latin America CIB NY, Miami, Cayman, Bahamas Institutional Clients / Asset NY, Cayman Private Banking NY , Cayman, Bahamas, Miami CIB Brazil, Argentina, Chile, Peru , Colombia Institutional Clients / Asset Brazil, Argentina, Chile, Uruguay, Panama Private Banking Brazil , Chile, Paraguay Retail Banking Brazil, Argentina, Chile, Paraguay, Uruguay, Colombia CIB London, Lisbon, Madrid, Paris, Frankfurt Institutional Clients / Asset London Private Banking Zurich CIB / Institutional Clients / Asset Tokyo, Dubai , Hong Kong CIB Mexico

page 10 A History of Successful Strategic Deals 1 Foundation of Banco Itaú Casa Moreira Salles Banco del Buen Ayre BEG Alliance with: Unibanco Itaú (1) Includes mergers, acquisitions, joint - ventures and partnerships . * Expecting regulatory approval . Acquisition of the remaining 50% of: Uruguay 1924 1944 1995 - 1998 2000 - 2003 2004 - 2007 Merger 2008 Acquisition of the minority interest of: Banco Itaú BMG Consignado Retail – Brazil *

Corporate Governance 2

Corporate Governance at Itaú Unibanco

Ownership Structure



Moreira Salles Family
100%
Cia. E. Johnston de Participações
33.5%
50.0% common shares
E.S.A Family
34.2%
62.0% common shares
Itaúsa
66.5%
50.0% common shares
IUPAR Itaú Unibanco Part S.A.
26.2%
51.0% common shares
19.9%
38.7% common shares
Itaú Unibanco Holding S.A.
53.3%
99.5% Non-voting shares
9.5% common shares

Strengths of our structure

- Family ownership ensuring long-term view
- Professional management team
- Broad shareholder base
  (Free float of 53.3% with strong foreign investor presence)
- Strong corporate governance

Free Float (*)



Brazilian Investors in B3
34%
Foreign Investors in NYSE (ADRs)
29%
Foreign Investors in B3
37%

(*) Non-common Class Shares, excluding Treasury and Shares held by Majority Owners.

Itaú Unibanco Holding S.A.
page 12

page 13 IUPAR (Itaú Unibanco Participações) and Itaú Unibanco Governance Executive Committee Implementation of Board of Directors’ guidelines and goals; Operation of the businesses and strategy for products and segments; Ensure better allocation and management of financial, operational and human resources; Monitoring of market, credit and operational risks; Operate the Bank with a view to creating value. Família Moreira Salles Itaú Unibanco Board of Directors Definition and monitoring of the company’s strategy; Mergers & acquisitions; Monitor the Executive Board’s performance; Nomination of executive officers (meritocracy); Budget approval; Definition and supervision of risk appetite and policies relating to the use of capital; Definition and monitoring of incentive and compensation models and goal setting; Supervision of the technology strategy; Definition of meritocracy policies; Supervision of the business operation . Alignment and union among shareholders; Group ´ s vision, mission and values; Significant mergers & acquisitions; Nominations to the Board of Directors and CEO; Performance evaluation and admission of family members; Discussion and approval of the long - term strategy; IUPAR (Itaú Unibanco Participações) Value creation Implementation of strategy and day - to - day management Professional management Establishment of operational parameters Family control with a strategic long - term vision

Itaú Unibanco Board of Directors and Executive Committees

Board of Directors

Co-Chairman
Pedro Moreira Salles

Co- Chairman
Roberto Egydio Setubal

Directors

- Alfredo Egydio Setubal
- Amos Genish [1]
- Fábio Colletti Barbosa [1]
- Geraldo Carbone
- Gustavo Jorge Laboissière Loyola [1]
- João Moreira Salles
- José Galló [1]
- Marco Bonomi
- Pedro Luiz Bodin de Moraes [1]
- Ricardo Villela Marino

Executive Committees

Chief Executive Officer (CEO)
Candido Botelho Bracher

General Directors

Wholesale
- Large and Medium Corporates
- Asset Management
- Institutional Treasury
- Private Bank
- Custody
- Latin America

Retail
- Branches
- Cards
- REDE
- Real Estate
- Insurance
- Vehicles
- Consortia
- Payroll
- Marketing

Executive Vice Presidents

IT and Operations
- IT
- Operations
- Procurement

Risks and Finance
- Risks
- Finance

Legal and Human Resources
- Legal and Internal Ombudsman
- Human Resources
- Corporate Communication
- Institutional and Governmental Relations

(1) Independent Director.

Itaú Unibanco Holding S.A.
page 14

page 15 Risk Management Structure Audit Committee Geraldo Travaglia Capital and Risk Management Committee Pedro Bodin Executive Finance Office Investor Relations Office Corporate Security Office Internal Control and Compliance Executive Office Liquidity and Market Risk Control Office Credit Risk and Modeling Office 3rd line of defense Independent review of the activities developed by the institution. 1st line of defense Manages risks originated by these offices; its role is to: Identify Assess Control Report 2nd line of defense Ensures that risks are managed according to : Risk appetite Policies Procedures Board of Directors Pedro Moreira Salles Roberto Setubal Internal Audit Paulo Miron General Wholesale Office Eduardo Vassimon General Retail Office Marcio Schettini Legal, Institutional and Personnel Dept. Claudia Politanski Technology and Operations Department André Sapoznik Risk and Finance Control and Management Department Caio David Itaú Unibanco Holding President and CEO Candido Bracher

page 16 Governance Structure at Itaú U nibanco Shareholder’s Meeting Board of Directors Fiscal Council Personnel Committee Related Parties Committee Nomination and Corporate Governance Committee Risk and Capital Management Committee Strategy Committee Compensation Committee International Advisory Board Audit Committee Board of Officers Disclosure and Trading Committee Internal Audit Independen t Audit

page 17 Credit Risk Policies Hierarchy Board of Directors and Capital and Risk Management Committee ▪ Defines and monitors Risk Appetite; ▪ Approval of policies , strategies and definition of minimum expected return on capital; ▪ Improvement of Risk Culture. ▪ Defines a Global Policy; ▪ Approves policies having the most significant impact on EC 1 ; ▪ Monitors Portfolio and Risk Appetite; ▪ Credit Strategy . ▪ Defines and approves policies having the less significant impact on EC 1 .. (1) EC = Economic Capital . Executive Committee General Office and Risk Dept.

page 18 Risk Appetite ▪ Sustainability and customer satisfaction; ▪ Risk pricing; ▪ Operational excellence; ▪ Diversification; ▪ Risk Culture; ▪ Ethics and regulatory compliance . Principles ▪ Optimization of capital allocation ; ▪ Low volatility in results; ▪ Regional focus; ▪ Alignment with “Our Way”; ▪ Diversification of businesses. Principles Dimensions ▪ Reputation; ▪ Liquidity; ▪ Capitalization; ▪ Operational Risk; ▪ Breakdown of results; ▪ Credit. Credit Metrics Concentration by countries Concentration by industry Highest credit VaR ¹ Highest exposures Exposure by ratings Concentration by segments Maximum PD ² Defined by the Board of Directors (1) VAR = Value at Risk ; (2) PD = Probability of default .

Business Overview 3

page 20 Universal Bank ¹ (1) As of December 31, 2016. • Approximately 28.9 million credit card accounts and 25.6 million debit card accounts; • Leader in Brazilian credit card market, extensive number of joint ventures and partnerships with retailers. • Total portfolio for individuals of R$ 14.8 billion; • Lease and finance through over 12 thousand dealers ; • One of the largest players based on direct premiums; • Association with Porto Seguro for auto and residential insurance; • The result in 1Q17 totaled R $ 777 million . • Small and Medium Enterprises with annual sales up to R$ 30 million; • 4,437 branches and client service branches and 45,182 ATMs in Brazil ; • Premier banking brand in Brazil; • Strategically positioned for growth in mortgage market (partnerships with Lopes ). • Full coverage of corporate clients with annual sales above R$ 200 million; • Leadership in IB products with top positions in major league tables; • Treasury operations for the conglomerate. • Purpose: to be recognized as “the bank expert in Latin America ”; • Presence in Latin America: Mexico, Colombia, Peru, Paraguay, Chile, Argentina, Uruguay. • Total assets under administration of approximately R$ 951 billion; • Leader in Private banking services in Latin America. • Corporate clients with annual sales from R$ 30 million to R$ 200 million. Ita ú Unibanco Risk - based pricing model Leader in performance in Brazil Large distribution network Diverse l ines of products and services Intensive use of technology page 21 Client Segmentation Individuals Segmentation by monthly income Companies Segmentation by annual sales Wholesale Banking Retail Banking Private Bank > R$5 M illion in total investment Personnalit é >R$10 Thousand or > R$100 Thousand in total investments Uniclass >R$ 4 Thousand up to R$10 Thousand Retail up to R$ 4 Thousand Very Small and Small Companies up to R$ 30 Million Middle >R$ 30 M illion up to R$ 200 Million Corporate >R$ 200 Million up to R$ 400 M illion Larg e >R$ 400 Million up to R$ 4 Billion or > 200 Million debt * Ultra o ver R$ 4 Billion or > 750 Million debt * * total exposure, includes endorsements, sureties and securities.

Retail in Brazil

Presence in Brazil [1] (As of March 31, 2017)



North
119
Northeast
348
Midwest
319
Southeast
2,969
South
682

Brazil: 4,437
Abroad + IBBA: 568
Total: 5,005

Automated Teller Machines (ATMs) [2]



43,887 43,631 43,749 44,352 44,037 44,293 44,631 44,947 45,182
1,195 563 372 209 110 75 69 26 21
784 767 765 715 694 686 668 648 635
17,044 17,539 17,912 18,550 18,504 18,935 19,456 19,868 20,516
24,864 24,762 24,700 24,878 24,729 24,597 24,438 24,405 24,010
Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17
Branches [3]
Banco 24Horas [4]
ESB
Third Party Locations [5]

Branches and Client Service Branches (CSB) [6,7]



4,787 4,758 4,767 4,739 4,676 4,616 4,574 4,554 4,454
34 56 74 94 108 115 130 135 144
3,909 3,868 3,871 3,821 3,755 3,707 3,664 3,653 3,553
844 834 822 824 813 794 780 766 757
Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17
CSB
Brick and Mortar Branches
Digital Branches

(1) Considers Brick and Mortar Branches and CSBs. (2) Client Service Branches (CSBs). (3) Electronic Service Branches (such as exclusive ATMs inside companies). (4) Points of service in third-parties' establishments (such as shopping centers and airports. (5) Does not include points of sale and ATMs (Banco 24h). (6) Points of service include only Client Service Branches (CSBs). (7) Includes Itaú BBA branches.

Itaú Unibanco Holding S.A.
page 22

page 23 Retail - Credit Cards , Joint Ventures and Partnerships with Retailers in Brazil Highlights JVs and Partnerships • Focus on credit card instruments • Long term agreements • Alignment of incentives • Brazilian market leader in credit card transactions • Qualification of the client base: proprietary channel x partnerships • Credit card business comprises: • Issuance of cards • Acquiring: REDE • JVs and partnership with retailers • Own brand: Hiper • Approximately 54.5 million card accounts (1Q17) • 28.9 million credit card accounts • 25.6 million debit card accounts • R$ 88.9 billion in card transactions (1Q17) • R$ 65.1 billion in credit card transactions • R$ 23.8 billion in debit card transactions • High growth potential in credit card usage in Brazil Highlight s

page 24 Retail - Cards in Brazil | Growing Penetration in Household Consumption Expenditure Credit and Debit Cards Billed Volume % at Household Consumption Expenditure Sources: ABECS (Brazilian Credit Card Companies Association) and IBGE (Statistics and Geography Brazilian Institute). Only t he purchase volume is considered in the cards billing. 19.3% 17.7% 18.0% 17.6% 18.3% 17.4% 17.9% 17.4% 18.3% 11.2% 10.1% 10.1% 10.6% 11.6% 11.0% 10.9% 10.7% 11.9% 30.6% 27.8% 28.1% 28.2% 29.9% 28.3% 28.8% 28.0% 30.3% 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 Credit Card Debit Card

page 25 32,229 31,710 32,055 37,358 32,916 32,070 32,851 37,548 32,867 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 58,895 61,795 61,866 67,110 59,982 61,328 62,370 68,259 60,938 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 1,312 1,353 1,383 1,513 1,426 1,447 1,501 1,535 1,433 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 Merchant Acquiring - REDE Credit Card Transaction Volume Debit Card Transaction Volume Service Revenues from Acquiring Numbers R$ million R$ million Mar - 17 POS number 1.4 million -20.4% Transactions 0.96 billion -1.2% Purchase volume R$ 93.8 billion 1.0% % growth 1Q17 x 1Q16 1.6% -0.2% 0.5% R$ million page 26 44,608 45,517 45,695 45,437 46,742 46,489 45,638 44,638 44,850 66.5% 65.5% 64.6% 64.4% 64.6% 63.8% 63.0% 62.3% 62.0% 33.5% 34.5% 35.4% 35.6% 35.4% 36.2% 37.0% 37.7% 38.0% 0% 20% 40% 60% 80% 100% 120% 140% - 10,000 20,000 30,000 40,000 50,000 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Originated by the branch network Originated by other channels 37.2% 43.0% 46.6% 55.9% 59.9% 60.2% 61.6% 62.1% 63.5% 62.8% 57.0% 53.4% 44.1% 40.1% 39.8% 38.4% 37.9% 36.5% Mar-13 Sep-13 Mar-14 Sep-14 Mar-15 Sep-15 Mar-16 Sep-16 Mar-17 Payroll Other - Personal Loan R$ million Retail - Payroll Loan in Brazil 10% 19% 71% Private Sector Public Servants INSS - Retirees and Pensioners Portfolio Balance Composition of Personal Loans Portfolio Composition of Payroll Loans Portfolio Evolution of Payroll Loan Portfolio 26.7 27.7 28.4 28.8 30.9 31.4 31.2 31.0 31.7 12.8 12.5 12.0 11.6 11.0 10.4 9.8 9.2 8.8 5.2 5.3 5.3 5.0 4.8 4.7 4.6 4.4 4.3 44.6 45.5 45.7 45.4 46.7 46.5 45.6 44.6 44.9 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 INSS Public Sector Private Sector R$ billion -4.0% 0.5%

page 27 Real Estate Brokers 24% Partnerships 10% Developers 18% Regular Branches 13% 76.3% 78.4% 79.1% 23.7% 21.6% 20.9% 46,333 48,589 48,488 Mar-16 Dec-16 Mar-17 Individuals Companies Distribution Channels for Individuals Balance Retail - Mortgage Market in Brazil Mortgage Loans Evolution R$ million As of March 2017 Average Ticket and Average Origination Term Collaterals (LTV) ( Loan to value ratio ) 1Q17 Average operation period¹ 307 months Average value of the Property² R$ 576 Thousand Financing Average Ticket R$ 316 Thousand (1) Average Operation Period for new developers contracts . (2) Value determined using monthly financing average ticket and quarterly average LTV. Production source : ABECIP. As of March 2017 4.7% 41.6% 41.8% 41.6% 54.8% 54.6% 55.0% Mar-16 Dec-16 Mar-17 Portfolio Vintage (Quarterly Average)

Retail - Vehicle Financing in Brazil

Highlights:

- Offers finance through over 12 thousand dealers.
- Average ticket size of approximately R$ 27.8 thousand.
- 80% of the financing is guaranteed up to 4 years.
- 91% of the financing are made up to 48 months.
- LTV of the new vehicle concessions to individuals of 55,7% in the Fourth Quarter 2016.

Principais produtos e serviços:

- **Digital Platform:** allows more agility, autonomy and efficiency for stores and dealers;
- **Customer Risk Based Pricing:** interest rates established by the customer risk profile, allowing the practice of lower interest rates and improvement of the credit portfolio;
- **Troca Certa:** an innovative solution to finance a 0 km vehicles, with lower installment than the traditional and with the repurchase guaranteed by the dealer by the end of the contract as an option for the customer;
- **Financing of Accessories and Services:** special credit line for financing of accessories and services, already embedded in the vehicles installment;
- **iCarros:** the portal, which becomes 100% of Itaú Unibanco, present in all stages of the vehicles purchase. The average website visits is of 16 million accesses per month, more than 60% by app or mobile device browsers.

Individuals Portfolio



R$ milhões
-18%
18,105
14,779
1Q16
1Q17

Individuals Loans Granted



R$ milhões
9%
1,807
1,962
1Q16
1Q17

90-day NPL Ratio | *Individuals - Vehicles*



Base 100 = dec-12
100
109
68
54
49
47
2012
2013
2014
2015
2016
1Q17

Itaú Unibanco Holding S.A.

page 28

Retail - Insurance Ranking in Brazil [1,2]

	jan-feb/17	jan-feb/16	Model
Total Insurance [3]	**4th**	**3rd**	
Bancassurance	**3rd**	**3rd**	
Life & Personal Accidents	2nd	3rd	*Bancassurance*
Credit Insurance	5th	5th	*Bancassurance*
Pension Plan	3rd	3rd	*Bancassurance*
Premium Bonds	3rd	3rd	*Bancassurance*
Porto Seguro	**3rd**	**3rd**	
Vehicles [5]	Leader: Porto Seguro	Leader: Porto Seguro	*Broker*
Residential [5]	Leader: Porto Seguro	Leader: Porto Seguro	*Broker*
Other Insurance Activities [6]	**4th**	**4th**	
Large Risks [7]		**we do not offer this product.**	
Health Insurance		**we do not offer this product.**	

(1) Source SUSEP, date: fev/17, includes our 30% interest in Porto Seguro. Doesn´t consider Health and VGBL is consider in Pension Plans; (2) Insurance = Earned Premiums; Pension Plans = Provision for Benefits to be Granted and Premium Bonds = Revenues from Premium Bonds; (3) Insurance core activities and other activities; (4) Insurance core activities include: Personal Insurance (Life, Personal Accidents, Credit Insurance, Educational, Travel, Unemployment, Funeral Allowance, Serious Diseases and Random Events), Housing, Multiple Peril and Domestic Credit – Individuals.; (5) Considers only Porto Seguro numbers; (6) other activities include: Extended Warranty,Large Risks, DPVAT and IRB; (7) The sale of this portfolio has been concluded on October 31, 2014.

Itaú Unibanco Holding S.A.

page 29

page 30 Retail - Association with Porto Seguro • Unification of residential and automobile insurance operations; • Exclusive offer and distribution of residential and automobile insurance products to Itaú Unibanco’s customers in Brazil and Uruguay; • Itaú Unibanco Holding nominates 2 of 5 board of directors members of PSIUPAR and 2 of 7 board of directors members of PSSA. Association’s Structure Controlling stockholders of Porto Seguro Itaú Unibanco PSIUPAR Market Porto Seguro S.A. (PSSA) Subsidiaries Porto Seguro S.A. Itaú Seguros de Auto e Residência S.A (ISAR) 57.07% 42.93% 69.88% 30.12% 99.99% 100.0 % Highlights

Very Small, Small and Middle Market in Brazil

SMEs Loan Portfolio [1]

R$ million



79,649
75,433
72,002
68,974
61,547
59,957
2012
2013
2014
2015
2016
1Q17

Highlights

Full range of financial products and services, including deposits accounts, investment options, insurance, cash management, credit products and collection, among others

Very Small and Small Market

- Clients with annual revenues up to R$ 30 million

Middle Market

- This sub-segment serves approximately 30 thousand clients (economic groups) with annual revenues between R$30 million and R$200 million
- Focus on high-rating clients, and 86% of loans are granted to clients rated B2 or better.

(1) Includes endorsements and sureties.

Itaú Unibanco Holding S.A.

page 31

page 32 163,437 194,472 213,815 219,418 181,541 176,613 2012 2013 2014 2015 2016 1Q17 (1) Source: Thompson ; (2) Source: ANBIMA – Brazilian association of Financial and Capital Markets Entities ; (3) Source: Dealogic . (4) Source : Cetip . (5) Clients with sales above R$200 million. (6) Includes endorsements and sureties . R$ million Wholesale - Corporate and Investment Banking | Leadership Position in Brazil Mar - 17 2016 2015 M&A¹ 1st 1st 1st Local DCM² 2nd 2nd 2nd International D CM 3 6th 10th 4th Derivatives Total 4 1st 1st 1st Ranking Wholesale Banking Corporate Banking Annual revenues up to R $ 30 MM Markets, Products & Planning Treasury operations for the conglomerate LatAm Presence in all banking segments in Latin America WMS Large range of customized wealth management and investments solutions Investment Banking Leadership position and client recognition Corporate Loans 5,6

Wholesale - Wealth Management Services | Brazil

Evolution of Assets Under Administration



R$ billion
681
695
733
749
794
822
888
890
951
Mar-15
Jun-15
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17

Private Banking with a full global wealth management platform, leadership position in Brazil

Asset Management largest fund manager among private banks in Brazil

Investment Product management for the conglomerate and a full range of investment options to Retail Banking

Securities Services fiduciary administration, bookkeeping of shares, local and international custody

Recognition

BEST FUND MANAGER BRAZIL
6th time in the last decade

BEST PRIVATE BANKING IN BRAZIL
5th time in 6 editions

BEST PRIVATE BANKING SERVICES OVERALL BRAZIL
7th time in 9 editions

Itaú Unibanco Holding S.A.

page 33

page 34 Branches and CSBs: 87 ATMs: 178 Employees: 1,648 Argentina Branches: 225 ATMs: 497 Employees: 5,930 Chile Branches and CSBs: 4,454 ATMs : 45,182 Employees: 81,219 Brazil Colombia ¹ Branches: 176 ATMs : 178 Employees: 3,622 Branches and CSBs: 24 OCA Service Points: 35 ATMs: 61 Employees: 1,112 Uruguay Retail Footprint in Latin America | March 2017 CIB Retail Mexico | CIB Employees: 7 (1) Considers employees and branches from Panama. Branches and CSBs: 39 Non - Bank Correspondents : 50 ATMs : 311 Employees: 804 Paraguay Peru Representative Office Panama

Segments – Income Statement *Pro Forma* 1Q17

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Operating revenues	**17,280**	**7,140**	**2,553**	**26,973**
Managerial Financial Margin	9,637	4,960	2,524	17,122
Financial Margin with Clients	9,637	4,960	656	15,254
Financial Margin with Clients (ex-Discounts Granted)	9,846	5,045	656	15,547
Discounts Granted	(209)	(85)	-	(293)
Financial margin with Market	-	-	1,868	1,868
Commissions and Fees	5,746	2,085	13	7,844
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,897	95	16	2,007
Result from Loan Losses	**(2,858)**	**(2,129)**	**(1)**	**(4,988)**
Provision for Loan Losses	(3,549)	(1,842)	(1)	(5,392)
Impairment	-	(444)	-	(444)
Recovery of Loans Written Off as Losses	691	158	-	849
Retained Claims	**(307)**	**(13)**	**-**	**(321)**
Operating Margin	**14,114**	**4,997**	**2,552**	**21,664**
Other Operating Income/ (Expenses)	**(8,802)**	**(3,473)**	**(420)**	**(12,694)**
Non-interest Expenses	(7,630)	(3,153)	(218)	(11,001)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,085)	(319)	(201)	(1,604)
Insurance Selling Expenses	(87)	(0)	(1)	(89)
Income before Tax and Minority Interests	**5,312**	**1,525**	**2,133**	**8,970**
Income Tax and Social Contribution	**(1,978)**	**(345)**	**(443)**	**(2,767)**
Minority Interests in Subsidiaries	**(51)**	**28**	**(4)**	**(27)**
Recurring Net Income	**3,283**	**1,208**	**1,685**	**6,176**
Recurring Return on Average Allocated Capital	40.4%	9.2%	24.7%	22.0%
Efficiency Ratio (ER)	48.3%	46.3%	9.3%	44.1%
Risk-Adjusted Efficiency Ratio (RAER)	66.4%	77.6%	9.3%	64.1%

Note: Non-interest Expenses item is made up of Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.
Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Itaú Unibanco Holding S.A.

page 35

Financial Highlights 4

page 37 Non - Recurring Events Note: The impacts of the non - recurring events, described above, are net of tax effects – further details are presented in Note 2 2 - K of the Financial Statements. In R$ millions 1Q17 4Q16 1Q16 Recurring Net Income 6,176 5,817 5,162 Non-Recurring Events (123) (275) (51) Impairment - (172) - Goodwill Amortization (125) (133) (32) Contingencies Provision (18) (88) (25) Pension Fund - 130 - Program for Settlement or Installment Payment of Taxes - 1 12 Other 20 (13) (6) Net Income 6,052 5,543 5,111 CorpBanca's Pro Forma Consolidation Effects - - (72) Net Income as Reported 6,052 5,543 5,184

Income Statement | Operating Revenues Perspective

In R$ millions	1Q17	4Q16	change		1Q16	change	
Operating Revenues	**26,973**	**28,624**	**(1,652)**	**-5.8%**	**26,884**	**89**	**0.3%**
Managerial Financial Margin	17,122	18,576	(1,455)	-7.8%	17,412	(290)	-1.7%
Financial Margin with Clients	15,254	16,583	(1,330)	-8.0%	15,675	(421)	-2.7%
Financial Margin with Clients (ex-Discounts Granted)	15,547	16,862	(1,315)	-7.8%	15,912	(365)	-2.3%
Discounts Granted	(293)	(278)	(15)	5.4%	(237)	(56)	23.6%
Financial Margin with Market	1,868	1,993	(125)	-6.3%	1,737	131	7.5%
Commissions and Fees	7,844	7,980	(136)	-1.7%	7,331	514	7.0%
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	2,007	2,068	(61)	-3.0%	2,141	(134)	-6.3%
Result from Loan Losses and Impairment	**(4,988)**	**(6,074)**	**1,086**	**-17.9%**	**(6,973)**	**1,985**	**-28.5%**
Provision for Loan Losses	(5,392)	(5,823)	431	-7.4%	(7,824)	2,432	-31.1%
Impairment	(444)	(1,255)	810	-64.6%	-	(444)	-
Recovery of Loans Written Off as Losses	849	1,004	(155)	-15.4%	851	(2)	-0.2%
Retained Claims	**(321)**	**(364)**	**43**	**-11.8%**	**(394)**	**73**	**-18.6%**
Operating Margin	**21,664**	**22,187**	**(523)**	**-2.4%**	**19,516**	**2,148**	**11.0%**
Other Operating Income/(Expenses)	**(12,694)**	**(13,821)**	**1,127**	**-8.2%**	**(12,620)**	**(74)**	**0.6%**
Non-interest Expenses	(11,001)	(11,927)	926	-7.8%	(10,909)	(92)	0.8%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,604)	(1,786)	182	-10.2%	(1,515)	(89)	5.9%
Insurance Selling Expenses	(89)	(108)	19	-17.8%	(196)	107	-54.5%
Income before Tax and Minority Interests	**8,970**	**8,366**	**604**	**7.2%**	**6,896**	**2,074**	**30.1%**
Income Tax and Social Contribution	**(2,767)**	**(2,711)**	**(56)**	**2.1%**	**(1,739)**	**(1,028)**	**59.1%**
Minority Interests in Subsidiaries	**(27)**	**162**	**(190)**	**-116.8%**	**6**	**(33)**	**-563.4%**
Recurring Net Income	**6,176**	**5,817**	**358**	**6.2%**	**5,162**	**1,013**	**19.6%**

Itaú Unibanco Holding S.A.

page 38

Income Statement | Managerial Financial Margin Perspective

In R$ millions	1Q17	4Q16	change		1Q16	change	
Managerial Financial Margin	**17,122**	**18,576**	**(1,455)**	**-7.8%**	**17,412**	**(290)**	**-1.7%**
Financial Margin with Clients	15,254	16,583	(1,330)	-8.0%	15,675	(421)	-2.7%
Financial Margin with Clients (ex-Discounts Granted)	15,547	16,862	(1,315)	-7.8%	15,912	(365)	-2.3%
Discounts Granted	(293)	(278)	(15)	5.4%	(237)	(56)	23.6%
Financial Margin with the Market	1,868	1,993	(125)	-6.3%	1,737	131	7.5%
Result from Loan Losses and Impairment	**(4,988)**	**(6,074)**	**1,086**	**-17.9%**	**(6,973)**	**1,985**	**-28.5%**
Provision for Loan Losses	(5,392)	(5,823)	431	-7.4%	(7,824)	2,432	-31.1%
Impairment	(444)	(1,255)	810	-64.6%	-	(444)	-
Recovery of Loans Written Off as Losses	849	1,004	(155)	-15.4%	851	(2)	-0.2%
Net Result from Financial Operations	**12,134**	**12,502**	**(369)**	**-2.9%**	**10,439**	**1,695**	**16.2%**
Other Operating Income/(Expenses)	**(3,164)**	**(4,136)**	**972**	**-23.5%**	**(3,543)**	**379**	**-10.7%**
Commissions and Fees	7,844	7,980	(136)	-1.7%	7,331	514	7.0%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,597	1,596	1	0.1%	1,551	46	3.0%
Non-interest Expenses	(11,001)	(11,927)	926	-7.8%	(10,909)	(92)	0.8%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,604)	(1,786)	182	-10.2%	(1,515)	(89)	5.9%
Income before Tax and Minority Interests	**8,970**	**8,366**	**604**	**7.2%**	**6,896**	**2,074**	**30.1%**
Income Tax and Social Contribution	**(2,767)**	**(2,711)**	**(56)**	**2.1%**	**(1,739)**	**(1,028)**	**59.1%**
Minority Interests in Subsidiaries	**(27)**	**162**	**(190)**	**-116.8%**	**6**	**(33)**	**-563.4%**
Recurring Net Income	**6,176**	**5,817**	**358**	**6.2%**	**5,162**	**1,013**	**19.6%**

Itaú Unibanco Holding S.A.

page 39

page 40 Credit Portfolio with Endorsements, Sureties and Private Securities Obs. Excluding the effect of Foreign exchange variation, the Corporate Loans portfolio would have decreased 2.1% in the quart er and 8.7% in the 12 - month period and the Latin America portfolio would have decreased 0.6% in the quarter and 2.8% in the 12 - month period. In R$ billions, end of period 1Q17 4Q16 change 1Q16 change Individuals 180.5 183.4 -1.6% 184.2 -2.0% Credit Card Loans 56.2 59.0 -4.8% 54.9 2.5% Personal Loans 26.3 26.3 0.0% 29.2 -9.9% Payroll Loans 44.9 44.6 0.5% 46.7 -4.0% Vehicle Loans 14.8 15.4 -3.9% 18.1 -18.4% Mortgage Loans 38.3 38.1 0.6% 35.4 8.4% Companies 236.6 243.1 -2.7% 264.9 -10.7% Corporate Loans 176.6 181.5 -2.7% 199.3 -11.4% Very Small, Small and Middle Market Loans 60.0 61.5 -2.6% 65.6 -8.6% Latin America 133.3 135.5 -1.6% 151.6 -12.1% Total with Endorsements and Sureties 550.3 562.0 -2.1% 600.7 -8.4% Corporate - Private Securities 36.7 36.4 0.7% 36.8 -0.2% Total with Endorsements, Sureties and Private Securities 587.0 598.4 -1.9% 637.5 -7.9% Total with Endorsements, Sureties and Private Securities (ex-foreign exchange rate variation) 587.0 595.7 -1.5% 615.9 -4.7%

Credit Portfolio by Product

In R$ millions, end of period	1Q17	4Q16	change	1Q16	change
Individuals - Brazil [1]	**180,154**	**183,193**	**-1.7%**	**183,962**	**-2.1%**
Credit Card	56,215	59,023	-4.8%	54,867	2.5%
Personal Loans	25,798	25,829	-0.1%	28,645	-9.9%
Payroll Loans [2]	44,850	44,638	0.5%	46,742	-4.0%
Vehicles	14,779	15,373	-3.9%	18,105	-18.4%
Mortgage Loans	38,334	38,117	0.6%	35,353	8.4%
Rural Loans	178	213	-16.8%	250	-28.9%
Companies - Brazil [1]	**172,488**	**180,325**	**-4.3%**	**196,340**	**-12.1%**
Working Capital [3]	88,476	93,305	-5.2%	96,087	-7.9%
BNDES/Onlending	30,352	32,696	-7.2%	43,293	-29.9%
Export / Import Financing	30,949	30,495	1.5%	33,241	-6.9%
Vehicles	2,498	2,928	-14.7%	3,945	-36.7%
Mortgage Loans	10,154	10,471	-3.0%	10,980	-7.5%
Rural Loans	10,058	10,429	-3.6%	8,796	14.3%
Latin America [4]	**125,454**	**127,707**	**-1.8%**	**142,923**	**-12.2%**
Total without Endorsements and Sureties	**478,095**	**491,225**	**-2.7%**	**523,226**	**-8.6%**
Endorsements and Sureties	72,223	70,793	2.0%	77,479	-6.8%
Total with Endorsements and Sureties	**550,318**	**562,018**	**-2.1%**	**600,705**	**-8.4%**
Corporate Private Securities [5]	36,680	36,413	0.7%	36,768	-0.2%
Total Risk	**586,998**	**598,431**	**-1.9%**	**637,472**	**-7.9%**

(1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Argentina, Chile, Colombia, Panama, Paraguay, Peru and Uruguay. (4) Includes Debentures, CRI and Commercial Paper.

Itaú Unibanco Holding S.A.

page 41

page 42 16 25 45 47 45 Mar-13 Mar-14 Mar-15 Mar-16 Mar-17 19 25 30 35 38 Mar-13 Mar-14 Mar-15 Mar-16 Mar-17 75 71 70 62 57 Mar-13 Mar-14 Mar-15 Mar-16 Mar-17 340 368 409 380 353 Mar-13 Mar-14 Mar-15 Mar-16 Mar-17 112 130 153 134 115 Mar-13 Mar-14 Mar-15 Mar-16 Mar-17 49 37 26 18 15 Mar-13 Mar-14 Mar-15 Mar-16 Mar-17 27 28 29 29 26 Mar-13 Mar-14 Mar-15 Mar-16 Mar-17 41 46 56 55 56 7 Mar-13 Mar-14 Mar-15 Mar-16 Mar-17 Credit Portfolio Growth in Brazil ¹ (in R$ Billions ) Accumulated Inflation (IPCA) (Mar - 13 a Mar - 17) : 31.9% Accumulated Interbank Rate: (Mar - 13 a Mar - 17 ) : 58.4% Nominal GDP (Feb - 13 a Feb - 17) : 28.9% (1) Loan Portfolio without endorsements and sureties. Considers the acquisition of the “ Credicard ” portfolio of approx. R$ 7 bi which was included in Dec - 13. Credit Card Loans Personal Loans Payroll Loans Vehicle Loans Mortgage Loans Coporate Loans Very Small, Small and Middle Market Loans Total Brazil 35.9% -0.2% -5.4% -12.1% 175.8% 0.5% -69.5% -43.9% 100.0% 27.0% 2.6% -24.5% -23.3% -17.5% 3.8% -13.8%

page 43 v Retail Management – Individuals and Small and Medium Companies 100 100 102 98 114 94 123 89 128 88 148 88 153 88 100 100 104 101 102 95 101 89 106 90 112 99 124 94 115 91 115 91 116 92 130 93 148 88 157 81 167 79 110 91 112 102 114 97 113 92 118 96 121 77 130 91 114 86 118 87 134 79 136 74 169 72 166 67 179 65 114 82 122 99 127 85 130 77 142 115 173 73 155 65 Lowest risk Highest Risk Risk Level Fictitious figures (Basis 100 = lowest risk cell). STATISTICAL MODELS Higher risk Management tool (tightening and easing credit standards) Data adjusted to expected future macroeconomic scenario POLICY Variables that distinguishes risk Default Rate Loss/Revenue RAROC (Risk Adjusted Return on Capital) ROE (Return on Equity) 116 92 114 97

page 44 Credit Offer Based on Future Scenario Credit Not Available STATISTICAL MODELS POLICY Highest risk Lowes t risk Highest risk Positive future expectation Negative future expectation Tightening of credit, maintaining the same appetite Easing of credit, maintaining the same appetite Base Scenario Credit Available Credit Not Available Credit Available Credit Not Available Risk Level Credit Available Risk Level Risk Level

Credit Portfolio Breakdown

Companies Credit Portfolio by Business Sector [1]

In R$ millions, end of period	1Q17	4Q16	change	
Public Sector	**4,451**	**4,517**	**(66)**	**-1.5%**
Private Sector | Companies	**318,315**	**326,524**	**(8,209)**	**-2.5%**
Real Estate	23,542	24,370	(828)	-3.4%
Vehicles and auto parts	18,986	18,909	77	0.4%
Food and beverage	17,666	19,281	(1,614)	-8.4%
Agribusiness and fertilizers	16,116	16,799	(683)	-4.1%
Energy and water treatment	15,564	14,170	1,394	9.8%
Transportation	13,238	13,730	(492)	-3.6%
Banks and other financial institutions	12,107	11,904	203	1.7%
Petrochemical and chemical	10,693	10,689	4	0.0%
Infrastructure work	10,271	10,266	4	0.0%
Steel and metallurgy	9,545	9,718	(173)	-1.8%
Sugar and Alcohol	9,474	9,514	(40)	-0.4%
Telecommunications	8,849	8,780	69	0.8%
Mining	8,591	8,133	458	5.6%
Pharmaceutical and cosmetics	6,999	6,515	484	7.4%
Capital Assets	6,958	7,139	(181)	-2.5%
Construction Material	6,570	6,789	(218)	-3.2%
Oil and gas	6,346	6,673	(326)	-4.9%
Electronic and IT	6,002	6,177	(175)	-2.8%
Clothing and footwear	4,905	4,972	(67)	-1.3%
Services - Other	37,430	39,396	(1,966)	-5.0%
Commerce - Other	17,008	18,285	(1,277)	-7.0%
Industry - Other	7,492	7,515	(23)	-0.3%
Other	43,963	46,801	(2,838)	-6.1%
Total	**322,766**	**331,041**	**(8,275)**	**-2.5%**

Credit Concentration [2]

R$ million

	Loan, lease and other credit operations		Loan, lease, other credit operations and securities of companies and financial institutions	
	Risk	% of Total	Risk	% of Total
Largest Debtor	4,858	0.9%	7,859	1.2%
10 largest debtors	30,282	5.5%	43,078	6.8%
20 largest debtors	46,444	8.4%	68,495	10.9%
50 largest debtors	77,210	14.0%	110,107	17.5%
100 largest debtors	103,859	18.9%	145,816	23.1%

(2) Includes endorsements and sureties



36%
10%
13%
13%
10%
8%
3%
2%
Other
Real Estate and Construction
Vehicles and Transportation
Banks and other financial institutions
Industry and Extractivism
Consumer Goods
Agriculture and Related
Public Sector

(1) Includes endorsements and sureties. Industry and Extractivism = Steel and Metallurgy + Capital Assets + Petrochemical and Chemical + Energy and sewage + Oil and gas. Consumer Goods = Food and beverage + Clothing and footwear + Pharmaceuticals and cosmetics + Entertainment and tourism. Vehicles and Transportation = Transportation + Vehicles and autoparts. Real Estate and Construction = Real estate agents + Construction material + Infrastructure work. Agriculture and Related = Agribusiness and fertilizers + Sugar and alcohol + Pulp and paper. Other = Other + Electronic and IT.

Itaú Unibanco Holding S.A.

page 45

page 46 28.3% 29.7% 9.8% 9.8% 7.6% 6.5% 5.6% 28.2% 5.0% 3.9% 32.6% 19.3% 17.2% 19.3% 13.7% 12.6% 9.4% 6.7% 6.3% 4.4% 3.5% 3.1% 6.2% 5.8% 5.6% 445,467 491,225 478,095 1Q16 4Q16 1Q17 1Q17 4Q16 3Q16 2Q16 1Q16 2015 2014 2013 2012 Other Credit Portfolio Analysis Profile of credit portfolio by origination period: ▪ Older vintages with higher spreads are losing relevance compared to the most recent ones. ▪ 51,3 % of total origination was created in the past 12 months. R$ million Note: Periods prior to Jun - 16 do not consider CorpBanca’s information . 2016 26 , 9%

page 47 Evolution of the Credit Portfolio Mix Corporate and Individuals¹ | Brazil (1) Excluding endorsements and sureties Individuals Companie s 40.0% 37.9% 35.2% 33.6% 31.3% 30.4% 31.7% 32.3% 33.3% 60.0% 62.1% 64.8% 66.4% 68.7% 69.6% 68.3% 67.7% 66.7% Mar-13 Sep-13 Mar-14 Sep-14 Mar-15 Sep-15 Mar-16 Sep-16 Mar-17 Very Small, Small and Middle Market Corporate 31.8% 27.5% 22.1% 17.6% 14.1% 11.7% 9.9% 8.7% 8.2% 27.1% 27.7% 31.6% 30.5% 30.2% 29.7% 29.9% 30.6% 31.2% 17.9% 17.2% 16.6% 15.8% 15.7% 16.0% 15.6% 15.1% 14.3% 12.6% 14.5% 15.0% 15.5% 16.2% 18.0% 19.2% 20.5% 21.3% 10.7% 13.2% 14.7% 20.5% 23.9% 24.6% 25.4% 25.1% 24.9 % Mar-13 Sep-13 Mar-14 Sep-14 Mar-15 Sep-15 Mar-16 Sep-16 Mar-17 Vehicles Credit Card Personal Loans Mortgage Loans Payroll Loans to Individuals + BMG

Managerial Financial Margin With Clients[1]

In R$ millions, end of period	1Q17 Average Balance	1Q17 Financial Margin	1Q17 Average Rate (p.a.)	4Q16 Average Balance	4Q16 Financial Margin	4Q16 Average Rate (p.a.)
Spread-Sensitive Operations	552,535	13,486	10.3%	558,352	14,374	10.6%
Working Capital and Other	83,421	2,061	10.4%	86,875	2,487	11.9%
Financial Margin with Clients (ex- discounts granted)	635,956	15,547	10.3%	645,227	16,862	10.8%
Cost of Credit		(5,281)			(6,352)	
Provision for Loan Losses		(5,392)			(5,823)	
Impairment		(444)			(1,255)	
Discounts Granted		(293)			(278)	
Recovery of Loans Written Off as Losses		849			1,004	
Financial Margin with Clients after Provisions for Credit Risk	635,956	10,266	6.7%	645,227	10,509	6.6%

Financial Margin with Clients Breakdown

(Quarter)



R$ million
16,862
412
311
92
306
194
15,547
4Q16
Mix of products, clients and spreads
Calendar days
Balance of Spread-Sensitive Operations[2]
Working Capital and other
Latin America financial margin with clients[3]
1Q17

(1) For comparison purposes, Itaú Unibanco Holding managerial figures include adjustments for non-recurring effects, tax effect of hedge of investments abroad and sovereign bonds. (2) Balances do not include the effects of foreign exchange rate variations. (3) Latin America Managerial Financial Margin with clients variance does not consider calendar days impact. This impact was considered in its specific column.

Itaú Unibanco Holding S.A.

page 48

page 49 Financial Margin with Clients | Annualized Average Rate 10.6% 10.9% 11.0% 11.1% 11.1% 11.6% 7.0% 7.4% 7.4% 7.5% 6.1% 6.7% 10.1% 10.3% 10.5% 10.8% 10.3% 12.1% 13.1% 14.0% 14.1% 14.1% 14.1% 14.1% 13.8% 12.7% 5.4% 6.1% 6.8% 6.6% 6.7% 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 Annualized average rate of financial margin with clients - without CorpBanca Annualized average rate of risk-adjusted financial margin with clients - without CorpBanca Annualized average rate of financial margin with clients - with CorpBanca CDI (annualized quarterly rate) Annualized average rate of risk-adjusted financial margin with clients - with CorpBanca page 50 Loan Portfolio Mix Change ¹ (%) (1) Does not include endorsements and sureties ; (2) Includes units abroad ex - Latin America ; (3) Excludes Brazil . Corporate Very Small, Small and Middle Market Vehicles Credit Card Personal Loans Mortgage Loans L atin America 3 Payroll Loans Brazil 2 Consolidated Itaú Unibanco’s share in Latin America businesses 22.5 12.1 3.2 12.0 5.5 8.2 9.6 26.8 Mar-17 13.1 31.1 33.0 35.0 32.6 29.8 21.6 18.7 16.8 16.2 16.1 14.3 10.1 6.4 4.8 4.2 12.2 14.4 13.8 14.4 15.9 8.0 7.5 7.2 7.5 7.3 8.0 9.6 9.9 12.2 13.9 4.8 6.7 10.9 12.3 12.7 Mar-13 Mar-14 Mar-15 Mar-16 Mar-17

page 51 (0.0) 0.2 0.2 0.1 0.1 0.3 0.3 0.2 0.2 1.9 1.4 2.1 1.2 1.6 1.2 1.5 1.8 1.7 1.9 1.6 2.3 1.3 1.7 1.5 1.7 2.0 1.9 1.2 1.4 1.7 1.7 1.7 1.7 1.6 1.7 1.8 - 0.5 1.0 1.5 2.0 2.5 - 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 Financial Margin with the Market - Brazil Financial Margin with the Market - Latin America 1-year moving average of Financial Margin with the Market Financial Margin with the Market R$ billion (1) Includes units abroad ex - Latin America; (2) Excludes Brazil; (3) The Latin America pro forma Financial Margin with the Market from 2015 and 1Q16 does not consider CorpBanca  s information, which is classified in financial margin with clients. ¹ 2,3 page 52 Credit Ratios Evolution of Expense for Allowance for Loan Losses R$ million 4,630 4,865 4,828 5,714 5,768 5,997 6,366 7,824 6,337 6,169 5,823 5,392 5.5% 5.4% 5.5% 5.5% 5.6% 6.5% 6.5% 7.3% 7.7% 7.9% 7.6% 7.9% 4.0% 4.0% 3.9% 4.3% 4.3% 4.4% 4.6% 5.8% 5.0% 5.0% 4.7% 4.5% 2.9% 2.9% 2.8% 3.5% 3.4% 3.6% 3.5% 5.2% 4.2% 4.2% 3.9% 3.7% -8.0% -6.0% -4.0% -2.0% 0.0% 2.0% 4.0% 6.0% 8.0% 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 Provision for Loan Losses (R$ million) Total Allowance for Loan Losses / Loan portfolio (%) Provision for Loan Losses / Loan portfolio ¹ – Annualized (%) Result from Loan Losses / Loan portfolio ¹ – Annualized (%) (1) Average Loan Portfolio balance of the two previous quarters.

Allowance for Loan Losses by Risk– Consolidated



R$ billion
Allocation of Total Allowance(*) by Type of Risk
CorpBanca
38.2
37.4
37.6
2.2
15.8
16.9
17.1
Potential³
8.3
8.8
9.3
Aggravated
11.9
11.8
11.2
Overdue
Mar-16
Dec-16
Mar-17
Expected and/or Potential Loss
Related to expected loss in Retail segment and potential loss in Wholesale segment
Retail - Brazil¹ 6.0
Wholesale - Brazil¹ 9.2
Latin America² 2.0
Renegotiation and overdue loans
Related to aggravated risk rating of overdue and renegotiated operations
Renegotiations (non-overdue/aggravated)
Retail - Brazil¹ 1.1 4.4 5.5
Wholesale - Brazil¹ 1.1 1.8 2.9
Latin America² 0.2 0.7 0.9
Overdue operations according to the Brazilian Central Bank
Related to minimum provision required for overdue operations according to CMN Resolution 2,682/1999
Fully Provisioned
Retail - Brazil¹ 2.6 6.0 8.7
Wholesale - Brazil¹ 0.9 0.8 1.7
Latin America² 0.4 0.5 0.9
Regulatory Breakdown
37.6
Complementary Allowance
9.0
Provision for Financial Guarantees Provided
1.9
10.8
Generic Allowance
10.9
Specific Allowance
15.9
Mar-17

¹ Includes units abroad ex-Latin America. ² Excludes Brazil. ³ Allowance for potential losses includes the provision for financial guarantees provided.
(*) Total allowance includes the allowance for loan losses and provision for financial guarantees provided, which in March 2017 totaled R$ 1,870 million and is registered as a liability in accordance with CMN Resolution No. 4,512/16.

Itaú Unibanco Holding S.A.
page 53

page 54 Non Performing Loans Index 90 - day NPL Ratio| Consolidated (%) 90 - day NPL Ratio | Brazil (%) (1) Includes units abroad ex - Latin America . (2) Does not include Brazil . 4.2 3.9 3.5 3.3 3.2 3.1 3.0 2.9 2.8 3.0 3.0 3.2 3.5 3.6 3.9 3.4 3.4 4.9 4.6 4.3 4.0 3.8 3.7 3.6 3.4 3.3 3.6 3.8 3.9 4.4 4.5 4.8 4.2 4.2 0.8 0.7 0.7 0.7 0.8 0.7 0.9 1.1 1.1 1.1 1.2 1.1 1.1 1.1 1.2 1.2 1.3 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Total Brazil¹ Latin America² * * *Excluding specific economic group effect, the total and Brazil¹ NPL ratios (90 - day) would have been 3.6% and 4.4% in September 2016, respectively. *Excluding specific economic group effect, the NPL ratio (90 - day) for corporate segment would have been 1.4% in September 2016. 7.1 6.8 6.4 6.1 5.8 5.6 5.2 4.9 4.8 4.9 5.4 5.8 6.0 5.9 5.7 5.6 5.3 0.4 0.6 0.6 0.5 0.6 0.7 0.8 0.9 1.1 1.8 1.5 1.1 1.5 1.6 2.8 1.3 1.6 7.3 6.4 5.8 5.3 4.9 4.6 4.4 4.2 4.1 4.0 4.2 4.7 5.6 6.0 6.3 5.8 5.6 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Individuals Corporate Very Small, Small and Middle Market Companies *

page 55 6.6 7.0 6.2 5.6 4.9 5.1 4.8 4.2 3.8 4.2 4.3 4.2 3.9 4.2 4.2 4.2 3.6 4.0 3.4 4.1 3.1 2.6 3.2 2.9 2.6 3.0 3.1 3.6 3.6 3.4 3.9 4.2 4.3 3.8 3.5 3.7 0.3 0.7 0.3 0.4 0.8 0.6 0.6 0.5 0.8 1.2 1.4 1.9 0.9 1.5 2.3 1.5 0.7 2.0 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Individuals Very Small, Small and Middle Market Companies Corporate 4.0 3.4 3.0 3.0 3.0 2.7 2.6 2.5 2.9 3.0 3.0 2.6 3.1 3.2 2.9 2.5 3.2 4.3 3.6 3.2 3.2 3.1 2.9 2.7 2.6 3.0 3.1 3.2 2.8 3.3 3.6 3.2 2.6 3.3 1.5 1.2 1.3 1.2 1.2 1.0 1.4 1.7 1.9 1.8 1.5 1.5 1.8 2.1 2.1 2.3 2.7 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Total Brazil¹ Latin America² Credit Quality (1) Includes units abroad ex - Latin America. (2) Does not include Brazil . *Note : Total and Latin America 15 to 90 - day NPL Ratio prior to June 2016 do not include CorpBanca . 15 to 90 - day NPL Ratio| Consolidated (%) 15 to 90 - day NPL Ratio | Brazil ¹ (%) *

page 56 7.7 7.9 7.3 7.1 6.8 6.4 6.1 5.8 5.6 5.2 4.9 4.8 4.9 5.4 5.8 6.0 5.9 5.7 5.6 5.3 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 NPL Ratio Evolution – Individuals ( Brazil ) Mix jun - 12 6.2 NPL Ratio (Over 90 days) - %

page 57 NPL Creation * Excluding specific economic group effect, Total and Wholesale segment (Brazil) NPL Creation would have been R$5.2 billion a nd R$0.7 billion in the 3Q16, respectively. R$ billion 5.0 5.5 6.3 5.7 6.0 5.3 6.8 5.3 4.9 3.6 3.9 4.3 4.5 4.3 4.2 4.1 3.8 3.5 1.0 1.4 1.3 1.0 1.5 1.1 2.3 0.8 1.0 0.4 0.3 0.6 0.2 0.3 0.1 0.4 0.8 0.5 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 Total Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil * *

page 58 Loan Loss Provision and NPL Creation by Segment Retail Banking - Brazil Total Wholesale Banking - Brazil Latin America ex – Brazil Provision for Loan Losses Provision for Loan Losses / NPL Creation NPL Creation 3.5 3.7 4.3 4.6 4.3 4.4 3.9 4.0 3.5 3.6 3.9 4.3 4.5 4.3 4.2 4.1 3.8 3.5 96% 97% 100% 102% 102% 105% 97% 105% 102% 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 1.9 1.6 1.3 1.4 2.7 1.5 1.8 1.1 1.4 1.0 1.4 1.3 1.0 1.5 1.1 2.3 0.8 1.0 191% 120% 98% 136% 186% 146% 79% 141% 148% 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 * 5.7 5.8 6.0 6.4 7.8 6.3 6.2 5.8 5.4 5.0 5.5 6.3 5.7 6.0 5.3 6.8 5.3 4.9 114% 105% 96% 112% 130% 119% 91% 110% 109% 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 * 0.4 0.4 0.4 0.4 0.8 0.4 0.4 0.8 0.4 0.4 0.3 0.6 0.2 0.3 0.1 0.4 0.8 0.5 86% 152% 62% 230% 262% 499% 105% 100% 86% 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 * Excluding specific economic group effect in the 3Q16, the total and Wholesale segment ( Brazil) Provision for Loan Losses /NPL Creation would have been 120% and 256% in the 3Q16, respectively . R$ billion R$ billion R$ billion R$ billion page 59 Coverage Ratio R$ million Balance of Allowance for Loan Losses Total 90 - day Coverage Ratio 2,373 2,372 2,816 2,709 2,957 2,710 2,942 2,899 3,000 21,273 21,094 22,377 22,341 24,299 25,536 25,721 24,093 23,798 1,870 6,330 6,330 10,985 10,985 10,985 10,224 10,440 10,440 8,971 29,978 29,796 36,179 36,035 38,241 38,470 39,103 37,431 37,640 5.5 5.6 6.5 6.5 7.3 7.7 7.9 7.6 7.9 6.7 6.8 8.1 8.2 9.2 9.6 9.8 9.3 9.6 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Complementary Allowance - expected loss model (R$ million) Provision for Financial Guarantees Provided (R$ million) Allowance for Loan Losses Specific + Generic - Brazil¹ (R$ million) Allowance for Loan Losses - Latin America² (R$ million) Total Allowance for Loan Losses / Loan portfolio (%) Allowance for Loan Losses excluding Complementary Allowance - Brazil ¹ / Loan portfolio Brazil ¹ (%) (1) Includes foreign units, excluding Latin America. (2) Excluding Brazil. 199% 187% 212% 206% 210% 215% 204% 222% 231% 201% 188% 216% 208% 209% 213% 202% 221% 231% 166% 169% 172% 164% 160% 159% 159% 162% 165% 178% 181% 172% 185% 215% 232% 228% 231% 231% 369% 256% 402% 462% 458% 494% 345% 562% 553 % Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Total Total - Brazil Retail - Brazil Latin America ex-Brazil Wholesale - Brazil * * * Excluding specific economic group effect in the 3Q16, the total and Wholesale segment ( Brazil) Total 90 - day Coverage Ratio would have been 214% and 502% in the Sep/16, respectively .. 10,841 page 60 Loan Portfolio Evolution by Risk Level Brazil ¹ Total Note: Loan portfolio without endorsements and sureties. Total allowance includes the allowance for loan losses and provision for financial guarantees provided, which in March 2017 totaled R$1,870 million and is registered as a liability in accordance with CMN Resolution No. 4,512/16. (1) Includes units abroad ex - Latin America. Loan Portfolio Evolution by Risk Level Allowance for Loan Losses and Loan Portfolio 10.8% 11.4% 11.7% 11.0% 11.6% 9.3% 9.5% 9.2% 9.8% 4.6% 4.9% 4.6% 4.2% 4.0% 4.5% 4.3% 4.3% 4.2% 5.7% 5.0% 5.0% 4.8% 5.0% 9.5% 9.6% 8.8% 9.5% 33.1% 33.8% 33.6% 34.0% 35.9% 31.1% 30.9% 31.4% 33.4% 45.9% 44.9% 45.1% 46.0% 43.5% 45.7% 45.7% 46.3% 43.1% 34,859 35,185 35,555 33,921 33,853 38,470 39,103 37,431 37,640 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-16 Sep-16 Dec-16 Mar-17 AA A B C D-H Total Allowance (R$ million ) Loan Portfolio by Risk Level In R$ millions, end of period Consolidated Brazil1 Total Allowance (A)* 37,640 33,853 Loan Portfolio (B) 478,095 352,642 A/B 7.9% 9.6% 1Q17

Renegotiated Loan Operations

Total Renegotiated Portfolio | Breakdown by Days Overdue[1]

(Data previous to June/16 do not include CorpBanca)

R$ billion



Brazil [2]
22.7 23.8 22.9 23.1
19.4 20.0 21.9 23.0 22.7 24.1 25.3 24.3 24.7
0.1 0.1 0.1 0.2 0.4 1.4 1.5 1.5 1.6
1.8 1.9 1.9 2.1 2.0 1.9 1.9 1.9 1.8
5.4 5.3 5.7 6.0 6.3 6.8 7.2 7.6 7.3
5.1 5.2 5.8 6.6 6.2 6.1 6.4 5.6 5.6
2.5 2.6 3.1 2.6 2.3 2.2 2.1 1.4 1.3
4.4 4.9 5.3 5.4 5.6 5.6 6.2 6.4 7.0
Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17
Days overdue: measured at the moment of renegotiation
Latin America [3]
When Written-off as a Loss
When over 90 days overdue
When 31-90 days overdue
When up to 30 days overdue
When non-overdue

Allowance for Loan Losses for Renegotiated Loans Portfolio

(Data previous to June/16 do not include CorpBanca)

R$ billion



36.7% 34.1% 32.3% 33.9% 37.5% 43.3% 44.2% 40.8% 40.1%
7.1 19.4 6.8 20.0 7.1 21.9 7.8 23.0 8.5 22.7 10.4 24.1 11.2 25.3 9.9 24.3 9.9 24.7
Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17
Allowance for Loan Losses for Renegotiated Loans Portfolio
Renegotiated Loans Portfolio
Allowance for Loan Losses for Renegotiated Loans Portfolio/ Renegotiated Loans Portfolio

90-day NPL of Renegotiated Loans Portfolio

(Data previous to June/16 do not include CorpBanca)

R$ billion



18.8% 18.2% 16.3% 18.2% 20.4% 20.7% 26.4%* 20.8% 19.7%
3.6 3.7 3.6 4.2 4.6 5.0 6.7[4] 5.1 4.9
Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17
Total Renegotiated Loans Portfolio 90-day NPL
Total of Renegotiated Loans Portfolio 90-day NPL Ratio

*Excluding specific economic group effect, Total Renegotiated Loans Portfolio 90-day NPL would have been 21.5% in September 2016.

(1) Measured at the moment of renegotiation; (2) Includes units abroad ex-Latin America; (3) Excludes Brazil; (4) Excluding the effect of specific economic group, the balance of 90-day NPL – Total Renegotiated Loans Portfolio would have been R$5.1 billions.

Itaú Unibanco Holding S.A.

page 61

page 62 80.7% 68.3% 6.5% 6.0% 12.8% 25.6% Itaú Unibanco Brazilian Financial System excluding Itaú Unibanco Revolving Credit + Overdue Loans ¹ Installment with Interest Transactor² 10% 19% 71% Private Sector Public Servants INSS - Retirees and Pensioners 54% 55% 56% 55% 55% 55 % Mar-16 Dec-16 Mar-17 Vehicles Mortgage Loans Credit Cards Portfolio in Mar - 17 (1) Includes n onperforming l oans 90 days and overdue loans 1 - 90 days. (2) Includes installment without interest . Change in the Mix of the Individuals Portfolio in Brazil Composition of the Payroll Loans Portfolio in Mar - 17 Credit Quality | Individuals Loan - to - Value Vehicles and Mortgage | Vintages 27% 30% 31% 18% 16% 14% 32% 14% 8% 11% 24% 25% 13% 16% 21% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% Mar-14 Mar-15 Mar-17 Mortgage Loans Payroll Loans Vehicles Loans Personal Loans Credit Cards Loans

page 63 Banking Fee Revenues and Result from Insurance, Pension Plans and Premium Bonds (1) Includes fund management fees and consortia management fees . (2) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations net of Retained Claims and Selling Expenses. (3) Other insurance activities include extended warranty, health insurance, other products and our stake in IRB. In R$ millions 1Q17 4Q16 1Q16 Asset Management ¹ 853 807 46 5.7% 684 169 24.8% Current Account Services 1,651 1,665 (15) -0.9% 1,545 106 6.8% Credit Operations and Guarantees Provided 838 869 (31) -3.5% 758 80 10.6% Collection Services 418 421 (3) -0.7% 364 53 14.6% Credit Cards 2,947 3,125 (177) -5.7% 2,907 40 1.4% Other 526 564 (38) -6.7% 484 42 8.7% Latin America (ex-Brazil) 611 530 81 15.3% 588 24 4.0% Banking Service Fees and Income from Banking Charges 7,844 7,980 (136) -1.7% 7,331 514 7.0% Result from Insurance, Pension Plan and Premium Bonds ² 1,597 1,596 1 0.1% 1,551 46 3.0% Total 9,441 9,576 (135) -1.4% 8,882 560 6.3% (-) Result from Other Insurance Activities ³ 97 88 9 10.4% 105 (8) -7.8% Total excluding Other Insurance Activities ³ 9,345 9,489 (144) -1.5% 8,777 568 6.5% change change

Insurance Operations

Revenues[1] | Core Activities

R$ million



-3.1%
1,262
1,222
4Q16
1Q17

[1] Revenues: Earned Premiums, Net Revenues from Pension Plan and Premium Bonds.

Claims Ratio and Combined Ratio | Insurance Core Activities



59.2%
28.5%
51.8%
26.0%
4Q16
1Q17
Claims Ratio (%)
Combined Ratio (%)

Recurring Net Income | Core Activities and Other

R$ million



643
51
591
777
70
708
4Q16
1Q17
Core Activities
Other Activities

Market Share [1] | Technical Result

In R$ billion	Market	Itaú Unibanco	Itaú Unibanco + 30% Porto Seguro
Insurance[2]	R$ 7.4	7%	11%
Insurance - Core [2,3]	R$ 4.0	12%	13%
Pension Plan[4]	R$ 1.2	25%	25%

(1) Source: SUSEP from jan-feb/17; (2) Earned Premiums (-) Retained Claims; (3) Insurance core activities include: Personal Insurance (except redeemable term life insurance - Dotal), Housing, Multiple Peril and Domestic Credit – Individuals. It does not include Health Care; (4) Pension Contribution Income (-) Recognition of Provision for Benefits to be Granted (+) Revenues from Service Fees - source SUSEP e ANBIMA (-) Benefit Expenses (-) Selling Expenses (+) Reinsurance. It does not include life annuities.

Itaú Unibanco Holding S.A.

page 64

page 65 108.1 113.2 117.9 124.1 130.1 136.7 142.7 149.4 157.4 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 Technical Provisions Pension Plan Segment Recurring Income Technical Provisions 1 Plan your retirement Pay your future health expenses 2 Invest in your kids’ education 3 7 Succession planning 4 Plan your taxes expenses 5 Improve your investment return Concept 1,3,6,9: How much do the client have to save to enjoy a peaceful retirement? 7 Reasons to Invest Focus on Client E xperience 6 Flexibility to change pension plan 46% R $ million R $ billion 182.1 190.9 198.0 189.6 225.5 211.5 217.9 205.1 217.3 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 Recurring Net Income 19% Years of salary accumulated Age 1 35 3 45 6 55 9 65

Non-interest Expenses

In R$ millions	1Q17	4Q16	change		1Q16	change	
Personnel expenses	(4,781)	(4,886)	106	-2.2%	(4,359)	(422)	9.7%
Administrative Expenses	(3,787)	(4,287)	499	-11.6%	(3,694)	(93)	2.5%
Personnel and Administrative Expenses	**(8,568)**	**(9,173)**	**605**	**-6.6%**	**(8,053)**	**(515)**	**6.4%**
Operating expenses	(1,065)	(1,157)	92	-7.9%	(1,239)	174	-14.0%
Other Tax Expenses [1]	(77)	(89)	12	-13.1%	(87)	10	-11.8%
Latin America (ex-Brazil) [2]	(1,291)	(1,508)	217	-14.4%	(1,531)	240	-15.7%
Total	**(11,001)**	**(11,927)**	**926**	**-7.8%**	**(10,909)**	**(92)**	**0.8%**

(1) Does not include PIS, Cofins and ISS; (2) Does not considers overhead allocation.

Branches and Client Service Branches [3,4]



5,327
5,298
5,307
5,279
5,215
5,154
5,119
5,103
5,005
34
56
74
94
108
115
130
135
144
3,909
3,868
3,871
3,821
3,755
3,707
3,664
3,653
3,553
844
834
822
824
813
794
780
766
757
540
540
540
540
539
538
545
549
551
mar/15
jun/15
set/15
dez/15
mar/16
jun/16
set/16
dez/16
mar/17
Branches + CSB (Latin America ex-Brazil)
CSB - Brazil
Brick and Mortar Branches - Brazil
Digital Branches - Brazil

Number of Employees

(amount)



100,143
99,501
99,033
97,865
97,043
96,460
95,984
94,779
94,955
13,583
13,720
13,785
13,672
13,469
13,531
13,552
13,260
13116
787
753
758
712
703
716
695
648
620
85,773
85,028
84,490
83,481
82,871
82,213
81,737
80,871
81,219
Mar-15
Jun-15
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Brazil
Abroad (ex-Latin America)
Latin America

(3) Includes IBBA representative offices abroad. (4) Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Uruguay, Panama and Paraguay.
Note: For companies under our control, 100% of the total number of employees is considered. No employees are considered for companies not controlled by us.

Itaú Unibanco Holding S.A.

page 66

page 67 Efficiency Ratio and Risk - Adjusted Efficiency Ratio Efficiency Ratio - Consolidated Efficiency Ratio – Brazil ¹ (1) Includes units abroad ex - Latin America 42.3 41.2 40.7 40.2 40.0 40.3 41.1 40.8 41.0 58.1 57.6 58.0 58.5 60.1 61.0 62.1 61.2 59.1 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 Trailing 12-month Efficiency Ratio (%) Trailing 12-month Risk-Adjusted Efficiency Ratio (%) 46.1 45.0 44.5 44.4 44.4 45.0 46.1 45.9 45.9 62.7 62.3 62.6 63.4 65.6 67.4 69.0 69.7 67.8 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 Trailing 12-month Efficiency Ratio (%) Trailing 12-month Risk-Adjusted Efficiency Ratio (%)

Balance Sheet – Assets and Liabilities

R$ million

Assets	1Q17	4Q16	change	1Q16	change
Current and Long-term Assets	**1,386,959**	**1,400,097**	**-0.9%**	**1,372,692**	**1.0%**
Cash and Cash Equivalents	20,224	18,542	9.1%	26,910	-24.8%
Short-term Interbank Investments	274,435	286,038	-4.1%	237,828	15.4%
Securities and Derivative Financial Instruments	379,952	376,887	0.8%	357,230	6.4%
Interbank and Interbranch Accounts	88,247	86,564	1.9%	72,222	22.2%
Loan, Lease and Other Loan Operations	478,095	491,225	-2.7%	523,226	-8.6%
(Allowance for Loan Losses)	(35,770)	(35,986)	-0.6%	(37,528)	-4.7%
Other Assets	181,776	176,826	2.8%	192,805	-5.7%
Permanent Assets	**26,311**	**26,987**	**-2.5%**	**25,652**	**2.6%**
Total Assets	**1,413,269**	**1,427,084**	**-1.0%**	**1,398,344**	**1.1%**

Liabilities	1Q17	4Q16	change	1Q16	change
Current and Long-Term Liabilities	**1,284,815**	**1,297,823**	**-1.0%**	**1,278,143**	**0.5%**
Deposits	324,926	329,414	-1.4%	333,247	-2.5%
Deposits Received under Securities Repurchase Agreements	346,738	366,038	-5.3%	323,012	7.3%
Fund from Acceptances and Issue of Securities	96,360	93,711	2.8%	86,468	11.4%
Interbank and Interbranch Accounts	10,053	6,485	55.0%	9,823	2.3%
Borrowings and Onlendings	73,348	75,614	-3.0%	104,260	-29.6%
Derivative Financial Instruments	23,040	24,711	-6.8%	33,267	-30.7%
Technical Provisions for Insurance, Pension Plans and Capitalization	164,466	156,656	5.0%	137,677	19.5%
Other Liabilities	245,884	245,194	0.3%	250,390	-1.8%
Deferred Income	**2,113**	**2,046**	**3.3%**	**1,847**	**14.4%**
Minority Interest in Subsidiaries	**11,444**	**11,625**	**-1.6%**	**11,707**	**-2.2%**
Stockholders' Equity	**114,897**	**115,590**	**-0.6%**	**106,647**	**7.7%**
Total Liabilities and Equity	**1,413,269**	**1,427,084**	**-1.0%**	**1,398,344**	**1.1%**

Note: this quarter, due to the adoption of CMN Resolution 4,512/16 that determined that Provision for Financial Guarantees Provided should be recorded in a liability account (previously recorded as Allowance for Loan Losses), for comparative matters, the Balance Sheet was reclassified for prior periods.

Itaú Unibanco Holding S.A.

page 68

page 69 Total Assets | Evolution and Breakdown R$ billion (1) Net of Allowance for Loan Losses; (2) G ross Loans, including endorsements and sureties. Cash, Cash Equivalents and Short - term Interbank Deposits Securities Loans ¹ Other Permanent Securities Breakdown Loans Breakdown ² 30.2% 24.2% 11.0% 10.2% 8.8% 8.1% 4.8% 2.7% Corporate Latin America SME's Credit Cards Mortgage (includes individuals and companies) Payroll Loans to Individuals + BMG Personal Loans Vehicles 39.5% 33.5% 15.7% 5.7% 5.6 % Pension Plans Fund Quotas Domestic Government Bonds Corporate Securities Derivatives International Government Bonds 26.3 181.8 380.0 382.9 442.3 1,475.2 1,427.1 1,413.3 2015 2016 1Q17 31.3% 27.1% 26.9% 12.9% 1.9%

page 70 Deposits Received under Securities, Repurchase Agreements and Fund from Acceptances and Issue of Securities ² Subordinated Debt Deposits + Debentures Interbank and Interbranch Accounts , Borrowings and Onlendings and Derivative Financial Instruments Stockholder  s Equity Technical Provisions for Insurance, Pension Plans and Capitalization Others ³ Total Liabilities ¹ | Evolution and Breakdown (1) For comparison purposes. Itaú Unibanco Holding managerial figures from 2007 to Sep 30. 2008 represent the sum of Itaú and Uniban co and consider the full consolidation of Rede in 2008; (2) Does not include debentures; (3) Includes Deferred Income , Minority Interest in Subsidiaries and Other Liabilities . 29.9 53.2 106.4 114.9 164.5 443.1 501.3 1,475.2 1,427.1 1,413.3 2015 2016 1Q17 35.5% 31.4% 7.5% 2.1% 8.1% 11.6% 3.8% R$ billion

Funding

- Loan Portfolio mainly funded by **domestic client funding**
- **Diversified** funding base

In R$ millions, end of period	1Q17	4Q16	change
Demand Deposits	61,108	61,133	0.0%
Savings Deposits	107,046	108,250	-1.1%
Time Deposits	152,354	156,274	-2.5%
Debentures (Linked to Repurchase Agreements and Third Parties' Operations)	116,961	132,149	-11.5%
Funds from Bills [1] and Structured Operations Certificates	59,366	59,424	-0.1%
(1) Funding from Account Holders* and Institutional Clients	**496,834**	**517,231**	**-3.9%**
Onlending	28,544	29,828	-4.3%
(2) Funding from Clients	**525,379**	**547,058**	**-4.0%**
Assets Under Administration	965,319	903,679	6.8%
Technical Provisions for Insurance, Pension Plan and Premium Bonds	164,466	156,656	5.0%
(3) Total – Clients	**1,655,163**	**1,607,393**	**3.0%**
Interbank deposits	4,416	3,757	17.5%
Funds from Acceptance and Issuance of Securities	36,995	34,287	7.9%
Total Funds from Clients + Interbank Deposits	**1,696,574**	**1,645,436**	**3.1%**

In R$ millions, end of period	1Q17	4Q16	change
Funding from Clients	525,379	547,058	-4.0%
Funds from Acceptance and Issuance of securities Abroad	36,995	34,287	7.9%
Borrowings	44,803	45,786	-2.1%
Other [2]	33,665	34,126	-1.3%
Total (A)	**640,842**	**661,257**	**-3.1%**
(-) Reserve Required by Brazilian Central Bank	(89,213)	(90,155)	-1.0%
(-) Cash (currency) [3]	(20,224)	(18,542)	9.1%
Total (B)	**531,405**	**552,560**	**-3.8%**
Loan Portfolio (C) [4]	**478,095**	**491,225**	**-2.7%**
C/A	**74.6%**	**74.3%**	**30 bps**
C/B	**90.0%**	**88.9%**	**110 bps**

(*) Funds from Institutional Clients in Brazil totaled R$27,763 million, corresponding to 5.6% of total funds raised from Account Holders and Institutional Clients.
(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt that are not included in the Tier II Referential Equity. (3) Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency. (4) The loan portfolio balance does not include endorsements and sureties.

Itaú Unibanco Holding S.A.
page 71

Funding

Funding from Clients [1]



Without CorpBanca
With CorpBanca
In R$ millions
Demand and savings Deposits
Time Deposits + Debentures + Funds From Bills
Assets Under Administration + Technical Provisions for Insurance, Pension Plan and Premium Bonds
Total Funds from Clients + Interbank Deposits
1,342 1,341 1,412 1,456 1,469 1,550 1,629 1,645 1,697
812 831 876 897 945 979 1,052 1,060 1,130
266 255 282 308 292 336 342 348 329
174 165 169 172 166 163 165 169 168
Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17

(1) Includes institutional clients in the proportion of each type of product invested by them.

Ratio between Loan Portfolio and Funding [2]



94.3% 95.6% 90.3% 85.5% 86.5% 89.0% 88.8% 88.9% 90.0%
81.1% 82.0% 78.3% 74.4% 74.4% 76.2% 75.4% 74.3% 74.6%
669 645 716 746 703 654 657 661 641
94 92 95 96 98 94 99 109 109
575 554 621 649 605 560 558 553 531
542 529 561 555 523 498 495 491 478
Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17
Funding from Clients (R$ billion)
Reserve Requirements and Cash
Loan Portfolio (R$ billion) (3)
Loan Portfolio / Funding (4)
Loan Portfolio / Gross Funding (3)

% Funding (Maturity Breakdown)



181-365
31-180
Over 365
0-30
11.3%
11.4%
34.6%
42.7%

(2) Includes demand, savings and time deposits plus debentures, mortgage-backed notes, onlending, borrowings, funds from acceptance and issuance of securities abroad, net of reserve requirements and available funds;
(3) The loan portfolio balance does not include endorsements and sureties. (4) Gross funding, ex-deductions of reserve requirements and cash and cash equivalents.

Itaú Unibanco Holding S.A.

page 72

page 73 In R$ millions, end of period 1Q17 4Q16 1Q16 Stockholder´s equity of the parent company 114,897 115,590 106,647 Consolidated stockholder´s equity (BACEN) 128,774 129,935 110,962 Deductions from core capital (18,320) (14,527) (11,742) Core capital 110,454 115,408 99,220 Additional capital 154 532 70 Tier I 110,608 115,940 99,290 Tier II 19,786 23,537 23,582 Referential Equity (Tier I and Tier II) 130,394 139,477 122,872 Required Referential Equity 66,521 72,210 68,621 Risk Weighted Assets (RWA) 719,150 731,241 694,899 Excess Capital 63,873 67,267 54,250 Amount Required for Additional Common Equity Tier I Capital (ACPRequired) 10,787 4,570 4,343 Tier I (Core Capital + Additional Capital) 15.4 15.9 14.3 Tier II 2.8 3.2 3.4 BIS (Referential Equity/Total exposure weighted by risk) 18.1 19.1 17.7 Capital Ratios (BIS) With CorpBanca Without CorpBanca Ratios (%) (1) Includes financial institutions, consortium managers, payment institutions, companies that acquire operations or directly or indirectl y a ssume credit risk and investment funds in which the conglomerate substantially retains risks and benefits.

page 74 Basel III – Brazilian Phase - in Requirements¹ (1) Source : Brazilian Central Bank ; (2) On Oct . 29 , 2015 , the Brazilian Central Bank released the additional capital requirements through Resolution No . 4 , 443 and Circulars No . 3 , 768 and No . 3 , 769 ; (3) According to Circular Bacen nº 3 , 769 , the curremt ACP countercyclical requirement is zero ; (4) Percentages valid for banks with Total exposure/GDP equal to or greater than 10 % and less than 50 % as established in Circular Bacen 3 , 768 ; (5) The range considers the activation or not of the ACP countercyclical by the Brazilian Central Bank . 2013 2014 2015 2016 2017 5 2018 5 2019 5 Common Equity Capital Ratio (Minimum + Additional) 4.5% 4.5% 4.5% 5.1% 6.0% to 7.25%6.875% to 8.75%8.0% to 10.5% Tier I Capital Ratio (Minimum + Additional) 5.5% 5.5% 6.0% 6.6% 7.5% to 8.75%8.375% to 10.25%9.5% to 12.00% Total Capital Ratio (Minimum + Additional) 11.0% 11.0% 11.0% 10.5% 10.75% to 12.00%11.0% to 12.875%11.5% to 14.0% Capital Deductions 0.0% 20.0% 40.0% 60.0% 80.0% 100.0% 100.0% 2015 2016 2017 2018 2019 Common Equity Capital Ratio 4.50% 4.50% 4.50% 4.50% 4.50% Tier I 6.00% 6.00% 6.00% 6.00% 6.00% Total Capital 11.00% 9.88% 9.25% 8.63% 8.00% Additional Common Equity Tier I (ACP) 0.00% 0.63% 1.50% 2.38% 3.50% Conservation 0.0% 0.6% 1.3% 1.9% 2.5% Countercyclical ³ 0.0% 0.0% 0.0% 0.0% 0.0% Domestic systemic importance 0.0% 0.0% 0.3% 0.5% 1.0% Common Equity Tier I + ACP 4 4.50% 5.13% 6.00% 6.88% 8.00% Total Capital + ACP 11.00% 10.50% 10.75% 11.00% 11.50% Prudential adjustments deductions 40% 60% 80% 100% 100%

page 75 Net Payout Ratio 1,2 • Historical net payout ratio range: between 30% to 35% • Average net payout ratio since the merger 3 between Itaú and Unibanco: 31% • For 2016, net payout 1,2 was R$10 billion, which represented 45% of recurring net income New Net Payout Ratio between 35% and 45% Net payout range is subject to changes due to mergers and acquisitions, tax regulation changes, regulatory changes and significant changes in risk - weighted assets (RWA) 4 . (1) Considers recurring net income; (2) Net payout considers interest on own capital net of withholding income tax (IRRF); (3) From 2009 to 2015; (4) Events that may change net payout described above are not exhaustive, that is, they are examples of situations that may affect payout. Net payout range is subject to changes, but always considering the minimum distribution provided for in our bylaws.

Ratings

FitchRatings

International						National	
Viability	Support	Local Currency		Foreign Currency			
		Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
bb+	3	BB+	B	BB+	B	AAA (bra)	F1+ (bra)

Moody's

International				National	
Subordinated Debt Foreign Currency	Senior Unsecured Debt Foreign Currency	Issuer Local Currency		Issuer	
Long Term	Long Term	Long Term	Short Term	Long Term	Short Term
(P) Ba3	(P) Ba3	Ba3	NP	A1. br	BR-1

Standard &Poor's

International				National	
Local Currency		Foreign Currency			
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
BB	B	BB	B	brAA-	brA-1

Itaú Unibanco Holding S.A.

page 76

page 77 2017 Forecast (1) Considers USD 3 . 50 at Dec - 17 ; (2) Includes units abroad ex - Latin America ; (3) Includes endorsements, sureties and private securities ; (4) Provision for Loan Losses Net of Recovery of Loans Written Off as Losses and Impairment ; (5) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations ( - ) Expenses for Claims ( - ) Insurance, Pension Plan and Premium Bonds Selling Expenses . Consolidated forecast was calculated based on consolidated pro forma financial information, which considers Itaú CorpBanca  s consolidation as of 1Q16. Total Credit Portfolio 3 From 0.0% to 4.0% From -2.0% to 2.0% Financial Margin with Clients (ex-Impairment) From -4.0% to -0.5% From -5.0% to -1.5% Result from Loan Losses and Impairment 4 Between R$ 14.5 bn and R$ 17.0 bn Between R$ 12.5 bn and R$ 15.0 bn Commissions and Fees and Result from Insurance Operations 5 From 0.5% to 4.5% From 0.0% to 4.0% Non-Interest Expenses From 1.5% to 4.5% From 3.0% to 6.0% Consolidated 1 Brazil 1, 2

Information Technology 5

page 79 Average Processed Volume per Distribution Channel Share of Transactions per Channel Information Technology Total Number of Transactions 74% 70% 62% 58% 57% 47% 40% 33% 27% 26% 30% 38% 42% 43% 53% 60% 67% 73% 2008 2009 2010 2011 2012 2013 2014 2015 2016 Standard Channels¹ Electronic Remote Channels² 26% 26% 25% 22% 20% 16% 13% 10% 7% 43% 38% 33% 32% 31% 27% 23% 20% 17% 5% 5% 5% 4% 5% 4% 3% 3% 3% 26% 30% 37% 41% 41% 46% 49% 50% 53% 0% 1% 1% 2% 3% 7% 12% 17% 20% 2008 2009 2010 2011 2012 2013 2014 2015 2016 Branches ATM Telephone Internet Mobile (1) Standard channels : Branches, ATM, Telephone ; (2) Electronic Remote Channels : Mobile and Internet .

page 80 relationship managers digital # individuals : digital branches # companies : digital relationship managers • Extended hours (7 - 24h) • Phone, e - mail, text , chat • Videoconference FAs Experience_ our are becoming more

Evolution of Customers in Remote Channels

▶ theclientchanges

Clients (million)

	4Q10	4Q11	4Q12	4Q13	4Q14	4Q15	4Q16	4Q16 vs. 4Q15
Digital Clients	6.0	7.2	8.0	9.1	10.4	11.4	12.8	12%
Internet + Mobile	6.0	7.2	8.0	9.1	9.7	11.1	12.0	8%
Apps	0.4	0.6	1.6	3.0	5.2	6.8	8.7	28%
Bidirectional SMS	0.0	0.0	0.0	0.1	1.5	2.5	1.5	-41%

Itaú Unibanco Holding S.A.

page 81

page 82 Itaú Empresas Digital 85% 96% 95% 15% 4% 5% 2014 2015 2016 Digital With Paper

page 83 New Data Center • 815,000 m² area – bigger than 120 soccer fields • The biggest green data center of Latin America with LEED certification • The biggest data center under construction in Brazil • 43 % of reduction on energy consumption New IT Architecture supporting the dual active model , maximizing the availability Energy Efficiency Lowering operating costs of the Data Center 90% Servers virtualization TIER III classification with on - stop facility Built Area Energy Capacity Processing Storage Online Transactions Scalability Availability 59,815 m² 2 times greater than the current Capacity 16 times greater than the current 25 times greater for data storage Capacity for 24,000 transactions per second Plans for expansion by 2050 ( phases : 2 and 3) Infra for Processing and Telecom 100% redundant 2015 – 2020 (1st phase )

Itaú Unibanco in Capital Markets 6

page 85 307 212 142 283 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 100 Non - voting Shares (ITUB4) Appreciation Evolution of R$100 invested from March 31, 2007 to March 31, 2017 Annual Average Appreciation (1) With dividends reinvestment (2) Without dividends reinvestment (3) Ibovespa Index (4) CDI Itaú (1) Itaú (2) Ibovespa (3) CDI (4) 10 years 11.9% 7.8% 3.6% 11.0% 5 years 14.5% 9.7% 0.1% 11.0% 12 months 40.5% 33.6% 29.8% 13.8%

Sustainability 7

page 87 Corporate Sustainability Governance Frequency: semiannual Frequency: semiannual Board of Directors officers level board level Strategy Committee Corporate Sustainability Committee Strategic Foundations and Institutes Committee operational level Operational Foundations and Institutes Committee Sector Integrity and Ethics Committees 6 Sector Committees (1) Wholesale Office; (2) Retail Office; (3) Technology and Operations Office; (4) AJIP; (5) ACGRF; (6) Internal Office Frequency: bimonthly 6 operational committees (1) Reporting; (2) Internal Management; (3) Financial Education; (4) Insurance; (5) Investments; (6) Diversity + Marketing Governance committees 7 foundations and institutes (1) Fundação Itaú Social; (2) Instituto, (3) Itaú Viver Mais, (4) Itaú Cultural, (5) Itaú Clube, (6) Cubo, (7) Espaço Itaú de Cinema Frequency: bimonthly Integrity and Ethics Committee executive level Operational Committees Ethics and Sustainability Committee Integration of challenges and trends into the business Definition and monitoring of the sustainability strategy Frequency: annual Resolution and prioritization of projects Project management by specific topic

Agenda Sustainable Performance Is to be the leading bank in sustainable performance and customer satisfaction Our Vision means creating shared values for employees, clients, shareholders and society, so as to ensure the longevity of our business Sustainable Performance page 89 Be the leading bank in sustainable performance and customer satisfaction Understand people  s needs to offer knowledge and appropriate financial solutions, contributing for individuals and companies to have a healthy relationship with money Financial Education Search business opportunities and manage environmental risk, considering market trends, regulations, customer demands and society Social - environmental Risks and Opportunities Build long - term relations based on trust to improve our business and generate shared value Dialog and Transparency The sustainability strategy was defined from workshops, interviews and panels with internal and external stakeholders Sustainability Strategy

page 90 Transparency with the Market | Reporting ▪ In 2015, we made progress in the presentation of our business model, which now includes risk factors, strategies for the Form 20 - F SEC Sustainability Report + GRI MTN Program Medium - Term Note Consolidated Annual Report Leaders in Transparency in the 2015 edition of the Climate Change questionnaire. Only Latin American bank to be part of the index since its creation (1999). Part of the index since its creation in 2005. Part of the index since 2015. Integrated Report Winner in the CSR Report category of the 2015 Latin American Excellence Awards. Winner in the Connect Banking category of the Beyond Banking Award (IDB) of 2014. ▪ First Brazilian financial institution to publish it voluntarily. Recognitions allocation of funds, results and main challenges.

Transparency with the Market | Reporting Consolidated Annual Report Form 20-F SEC Sustainability Report + GRI MTN Program Medium-Term Note Integrated Report First Brazilian financial institution to publish it voluntarily. In 2015, we made progress in the presentation of our business model, which now includes risk factors, strategies for the allocation of funds, results and main challenges. Recognitions Only Latin American bank to be part of the index since its creation (1999). Part of the index since its creation in 2005. Part of the index since 2015. Leaders in Transparency in the 2015 edition of the Climate Change questionnaire. Winner in the Connect Banking category of the Beyond Banking Award (IDB) of 2014. Winner in the CSR Report category of the 2015 Latin American Excellence Awards.

Employees | Profile

87,711 Employees[1]

60% | 40%

49.6% of **management positions** are held by **women**

20.6% of employees are **blacks**

3.1% are **apprentices**

4.5% of employees are **disabled persons**

(1) Employees who were active in December 2016, in Brazil and abroad from companies managed by the human resources department

Organizational Climate

Confidential annual surveys that measure the employees' satisfaction with the workplace and people management practices.

	2013	2014	2015
Overall Satisfaction Rate	80%	82%	85%

This climate survey is based on an international methodology survey developed by *Great Place to Work*. The results are evaluated by the areas' employees and managers, who are encouraged to develop action plans to address the reported complaints.

Diversity boosts our innovation capacity and reputational capital

Key guidelines of our positioning on diversity:

- Implementation of policies and awareness-raising projects.
- Fair competitiveness in the face of differences.
- Heterogeneity in the organization.

Women's Health Program

Benefits to pregnants and women returning to work after maternity leave.

- course on nutrition and first aid
- nurse visit after delivery
- additional maternity leave of 60 days and workload in the first month for readaptation purposes
- space for expressing breast milk in the workplace

Results of the Program

98% of the employees who returned from maternity leave between 2015 and 2016 remained in their jobs for at least 12 months.

Itaú Unibanco Holding S.A.

page 92

Employees | Management Cycle

Attraction and Selection

Special Talent Programs

Internship: 3,982 people recruited in 2016. Retention rate: 53%.*

Trainees: 123 trainees recruited in 2016. Retention rate: 97%* of the 2015 group

Turnover

General Turnover		
2014	2015	2016
10.9%	10.6%	10.4%

Since 2009 among the Best Companies to Work For, according to Brazil's main publications (Você S/A, Época and Valor Carreira magazines).

Training and Development

Itaú Unibanco Business School

Amounts invested in training programs (millions of reais)



109
128
131
2014
2015
2016

Career management

Internal recruiting program that allows career changing. In 2016, 1,957 employees were transferred.

Performance Assessment

Performance Management

Based on meritocracy, we make an annual analysis of the results and behavioral aspects of each employee.



behavioral
results

Strategic People Planning

Joint discussion on career planning (Development Committee) and feedbacks.

Compensation and Benefits

Fixed Compensation

In 2016, it amounted to approximately R$ 14 billion (plus charges and benefits). Salary adjustments by means of promotion, merit, and collective bargaining agreements.

Variable Compensation

Long-term incentives based on the offer of preferred shares for leading positions.

Inclusion of social and environmental criteria in the targets of employees and management members.

Benefits

Examples: meal voucher, education sponsorship, transportation voucher.

*calculation based Those hired in 2014 with internship contract expiring in 2016. Those hired in 2015 with expected course conclusion in 2016. Those hired in 2016 with expected course/ internship conclusion in 2016

Itaú Unibanco Holding S.A.

page 93

Itaú

page 94 Financial Education | Initiatives Digital platform content 21 million views since 2014. Merchandising 55 million people impacted “Mito ou Verdade Itaú” (Myth or Truth – Itaú) showed in “ Caldeirão do Huck” TV program. Financial guidance campaigns 42 million views in the networks of the Vida Real (Real Life) web series in 2016. Volunteering Program Since 2014, 1,000 working volunteers and 6,000 people impacted. Our goal for 2018 is to involve 3000 volunteers. Financial Education Program for employees in 2015 and 2016 35,000 employees trained online. 16,000 outsourced employees trained online. 1,700 participants in in - person courses. 2,500 employees served by the financial advisory program. Financial Education Program for client companies in 2016. 504 talks given. 23,000 clients impacted. Preventive Work Financial guidance with clients prone to delinquency by means of the offer of credit that is more appropriate to their needs. Training programs Expansion of financial guidance in all training programs of the commercial area. Financial Education Program for People in Debt In 2016, we developed financial education courses to people in debt on a partner digital platform. Enable a real achievement Empower the best choices Promote the theme in society page 95 Social and Environmental Risks Signatory since 2008 Signatory since 2004 The data center was certified in 2014 Signatory since 2012 The center in Tatuapé i s certified since 2011 Sustainability Policy and Social and Environmental Responsibility Business Our Operations Investments Credit Insurance Central Management Data Center Social and environmental analysis can minimize risks, identify opportunities and encourage best practices among our clients: Quarterly meetings with the responsibility of proposing institutional regulations and internal procedures on exposure to social and environmental risk. • The analysis methodologies follow the relevance and proportionality principles. Weekly meetings to assess changes in existing products and new products and services. The sustainability team assesses and suggests adjustments to ensure that they are in line with financial education, transparency and social and environmental aspects. • Training of teams in social and environmental issues. Social and Environmental Risk Committee Retail and Wholesale Products Committee